DUNDEE CORPORATION DECLARES

QUARTERLY FIRST PREFERENCE SHARES, SERIES 1 DIVIDEND

FOR IMMEDIATE RELEASE

Toronto, November 13, 2007 – Dundee Corporation (TSX: DC.A and DC.PR.A) announced today that its board of directors has approved the payment of a quarterly cash dividend of $0.3125 per first preference share, series 1 payable on December 31, 2007 to shareholders of record on December 17, 2007.

The dividend is designated as an eligible dividend for the purposes of section 89 of the Income Tax Act (Canada).

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources. Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc., a company with $61.8 billion in assets under management and administration. Dundee Corporation's real estate activities are conducted through its 77% owned subsidiary, Dundee Realty Corporation, which manages $5 billion of Canadian commercial real estate, including a land and housing business in Canada and the United States. Resource activities are carried out through its wholly owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation Ned Goodman President and Chief Executive Officer (416) 365-5665	Dundee Corporation Joanne Ferstman Executive Vice President and Chief Financial Officer (416) 365-5010